Advanced Battery Technologies, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in $000’s, except ratios)	Year Ended December 31,					Six Months Ended June 30
	2004	2005	2006	2007	2008	2009
Fixed Charges: Interest Expense	5	198	237	0	0	206
Earnings (loss):
Net income (loss) before income tax	(2,349)	(157)	8,948	10,205	18,817	16,342
(Loss from equity investment	0	0	0	0	(90)	(67)
Fixed charges	5	198	237	0	0	206
Earnings (loss)	(2,344)	41	9,185	10,205	18,817	16,616
Ratio of Earnings to Fixed Charges	--	--	38.7x	N.A.	N.A.	80.6x
Deficiency of Earnings to Fixed Charges	2,349	239	--	--	--	--
Ratio of Combined Fixed Charges and Preference Dividends to Earnings	--	4.8x	0.03x	N.A.	N.A.	0.01x